SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            MEDTECH DIAGNOSTICS, INC.
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                                (Name of Issuer)

                   Common Stock, $0.00001 par value per share
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                         (Title of Class of Securities)

                                    585052103
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                                 (CUSIP Number)

                                Steven N. Bronson
                               16 East 52nd Street
                                    Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 5, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585052103                                            Page 2 of 5 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Persons

      Steven N. Bronson
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      USA
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                  7     Sole Voting Power
  Number of
   Shares               70,500,000
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power

                        70,500,000
                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      70,500,000
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      25.05%
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14    Type of Reporting Person*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1. Security and Issuer.

            This Schedule 13D relates to the common stock, $.00001 par value (the "Common Stock"), of Medtech Diagnostics, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 16 East 52nd Street, Suite 501, New York, New York 10022.

Item 2. Identity and Background.

            (a) This Schedule 13D is being filed on behalf of Steven N. Bronson.

            (b) The business address of Mr. Bronson is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is the President of Catalyst Financial Corp. ("Catalyst"), a broker-dealer registered under the Act. The principal business address of Catalyst is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (d) During the last five years, Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has Mr. Bronson been or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            On June 5, 1996, Mr. Bronson, utilizing his personal funds, acquired 70,500,000 shares of the Issuer's Common Stock for consideration of $.00117 per share.

Item 4. Purpose of Transaction.

            Mr. Bronson acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

                                                               Page 4 of 5 Pages

            Mr. Bronson does not have any plans or proposals which may relate or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any material change in the present capitalization or dividend policy of the Issuer;

            (e) Any other material change in the Issuer's business or corporate structure;

            (f) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

            (g) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (i) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

            (a)(b)Mr. Bronson may be deemed to beneficially own an aggregate of 70,500,000 shares of Common Stock, representing approximately 25.05% of the total shares of Common Stock deemed outstanding. With respect to such shares, Mr. Bronson owns of record 70,500,000 shares of Common Stock, as to which he possesses sole voting and dispositive power.

            The foregoing shares do not include any shares of Common Stock held of record in the trading account of Catalyst and, with respect to which shares, Mr. Bronson

                                                               Page 5 of 5 Pages

disclaims beneficial ownership.

            (c) Not Applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.

Item 7. Material to Be Filed as Exhibits.

            None.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date: December 28, 1998                 /s/ STEVEN N. BRONSON
                                        ------------------------
                                        Steven N. Bronson